Filed Pursuant to Rule 433

Registration No. 333-230656

Free Writing Prospectus dated September 22, 2020

DTE ENERGY COMPANY

PRICING TERM SHEET

Issuer:	DTE Energy Company

Security:	2020 Series G 4.375% Junior Subordinated Debentures due 2080 (the “Junior Subordinated Debentures”)

Format:	SEC Registered

Size:	$200,000,000

Over-allotment Option:	The underwriters have an option to purchase up to an additional $30,000,000 aggregate principal amount of Junior Subordinated Debentures at the initial public offering price, exercisable for 30 days from the date hereof

Maturity Date:	October 15, 2080

Coupon:	4.375%

Interest Payment Dates:	January 15, April 15, July 15, and October 15 commencing on January 15, 2021

Interest Deferral:	Up to 40 consecutive quarters; deferred interest will accrue and compound quarterly at an annual rate of 4.375%, as permitted by law

Price to Public:	$25.00

Price to Underwriters:	An underwriting discount of $0.7875 per Junior Subordinated Debenture sold in this offering will be deducted from the proceeds paid to DTE Energy Company by the underwriters. However, the discount will be $0.5000 per Junior Subordinated Debenture for sales to institutions.

Par Call:	At any time, in whole or from time to time in part, on or after October 15, 2025, at 100% plus accrued and unpaid interest to but excluding the redemption date

Tax Event Call:	At any time prior to October 15, 2025, in whole but not in part, at 100% plus accrued and unpaid interest to but excluding the redemption date

Rating Agency Call:	At any time prior to October 15, 2025, in whole but not in part, at 102% plus accrued and unpaid interest to but excluding the redemption date

Trade Date:	September 22, 2020

Settlement Date:	T+7; October 1, 2020

Expected Listing:	NYSE

CUSIP / ISIN:	233331 826 / US2333318267

Denominations:	$25.00 and integral multiples thereof

Anticipated Ratings*: (Moody’s/S&P/Fitch)	Baa3 (Stable) / BBB- (Stable) / BB+ (Stable)

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Truist Securities, Inc. Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com, Morgan Stanley & Co. LLC toll-free at 866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.